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                          November 1, 2022

       Neil Desai
       President and Chief Executive Officer
       Aadi Bioscience, Inc.
       17383 Sunset Boulevard, Suite A250
       Pacific Palisades, CA 90272

                                                        Re: Aadi Bioscience,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 26,
2022
                                                            File No. 333-268021

       Dear Neil Desai:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Sharon